Trio Hygiene Systems, LLC
Executive Summary
January, 2017

Business Summary:

Trio Hygiene Systems, LLC (THS), is a post-revenue company which manufactures, markets, sells and distributes its own series of patented, "Tidymates®" branded personal care products. Tidymates provide a superior hygiene experience as compared to using only toilet paper. Few people are aware that toilet tissue is a fifty billion dollar a year industry.

Since 2008, the Founder has been the driving force in bringing this Company into being from product development, to sourcing and contracting with international suppliers and manufacturers including U.S. warehousing. We are presently contracted with six (6) facilities in two countries. Additionally, THS has developed its own web presence using web displays designed to market, educate and sell its branded products.

THS is focused on selling its products through Industrial/Commercial entities as well as, its on-line retail direct-to-consumer subscription model. Our initial goal is a core segment of at least 25,000 monthly repeat customers using our exclusive refills.

THS has been awarded three patents and three registered trademarks by the United States Patent and Trademark Office (USPTO). Our Company owns its proprietary injection and blow mold equipment needed for production. We have identified and secured relationships with necessary supply sources. Our manufacturing, packaging, warehousing and fulfillment facilities are under contract and able to scale their services to accommodate increased sales.

Trio Hygiene Systems, LLC, has put their products through Beta-A and B testing, resulting in over fifty engineering/design improvements. Our official product launch was March, 2016. Currently, its direct-to-consumer products are available at Staples.com, Amazon.com, and Tidymates.com, and commercially available through Waxie.com.

What is the Problem?

According to the polls we have taken and our market research, ninety percent of adults agree that the combination of toilet paper and wipes is a more complete hygienic option verses using toilet paper alone. In the U.S., an estimated three and a half percent of the population is using wipes in the bathroom, as compared to twelve percent in Europe. Present users of wipes in the bathroom have to stretch to reach for wipe packages either on the floor or behind the toilet, thereby contaminating the package with each use. Current wipe packages used for this purpose are unsafe, awkward to use, potentially dangerous, and unhealthy, due to their positioning on the floor or other random spaces.

Additionally, ninety-two percent of wipes today are not flushable. Current regulations do not mandate flushability standards, therefore many large wipe makers irresponsibly claim their wipes are safe to flush. Improper disposal of non-flushable wipes is a major problem. Most however, are unaware, mislead or confused of the differences in wipe materials.

The Solution:

The patented Tidymates® system and proprietary wipe products, address all these problems, directly, with unique advantages not previously available. Our products are convenient, avoid contamination, satisfy safety concerns, eliminate clutter, and clogged pipes, which are issues that face every other bathroom wipe on the market. Our wipes are among the very few who have had their claims validated with the only ISO accredited laboratory in the United States.

THS is aware that the Tidymates® system does not fit 100% of toilet paper dispensers. We have created a complementary product line that is expected to start to be available for consumers by the end of Q1, 2017. These new SKU's will aim at leveraging sales of our current products and further broadening our consumer base.

In addition, we have more products in our patented product pipeline that have been created; however, are pending development. These pending products were created to complement our bathroom line and expand our product line into adjacent markets and applications of homes and businesses, including but not limited, to kitchens and Garage/workshops.

Target Market:

We are capable of producing our products that can serve multiple sales channels without affecting our production lead time. Using an independent, commission based (W-9) salesforce; we are targeting "Commercial Reseller" (Healthcare, Hospitality & Lodging, Long Term Care, etc.) and "Direct to Consumer" verticals, respectively.

Market Size:

The flushable wipe market is vastly underserved in this country. Despite a healthy growth rate of five to seven percent annually since 1997, America sadly trails Europe is the use of flushable wipes. Approximately 11 million Americans use flushable wipes with regularity, representing about three and a half percent of our population. European users consume wipes at a ten to twelve percent rate. THS believes we have proven to have the best delivery system and products to increase the American market to at least match European figures – an increase of 20 million users.

Trio Hygiene Systems, LLC
Executive Summary
January, 2017

Business Model:

This is an annuity based revenue model derived from the supply of the commodity of its flushable wet wipe refills. Although each consumer is different, the average user of a Tidymates® dispenser consumes eighteen (18) refills per year. Our profit margins give us flexibility in our pricing to mitigate customer "price" objections whilst building barriers to entry for potential future competition by keeping our prices competitive with other flushable wipe products.

Sales/Marketing Strategy:

This year, our marketing strategy will focus on 1) developing more engaging sales funnel and online content to retain subscribing customers, 2) to seek advancement in the rankings of Amazon.com and also, 3) produce "creatives" (videos, social media, gorilla marketing) used to expose our Company personality/brand, educational messaging, and introduce our product line to a larger targeted audience.

THS' online subscription business will target its campaign "creatives" and marketing efforts toward the estimated four point eight (4.8) million, child bearing, English and Spanish speaking, educated women, aged twenty to fifty (20-50), residing within a fifty (50) mile radius from the three major cities of California, with household incomes of seventy-five thousand dollars (>$75,000) per year, or greater.

Our sales force currently consists of ten independent sales reps (W-9). We also are working with third-party sales representatives at Waxie Sanitary Supply, approximately 40 reps. We actively support all our reps as they peruse sales of our products in their pipeline. We will bring in additional (W-9) reps. as sales opportunities present.

The Company is also active in pursuing opportunities in the "Home Shopping" retail market, with companies such as HSN and QVC. This is the least expensive and only television air-time we can justify as a potentially viable opportunity for us as an early stage growth company.

Finally, provided adequate funding, the Company will seek to fill the role of Marketing Director to bolster the Company's ability to grow at a more consistent, accelerated pace.

Competitive Advantage(s):

"Tidymates®" does something special with flushable wipes that fixes all the previous problems associated with using, accessing and flushing wipes. No other company's product can compare with our patented wipe delivery system(s). THS' patented product line offers unrivaled convenience, ease of use, sanitation and proven flushability. The Tidymates dispenser is offered in five finishes for custom applications.

Trio Hygiene Systems, LLC
Executive Summary
January, 2017

Team:

The Founder of the Company has eight (8) years of experience in product design, manufacturing, packaging, supply chain, ecommerce, governance, legal and accounting. In addition to the experience of the Founder, he has worked in confidence, with its current team of highly detailed and experienced, third-party service providers and supply chain partners for several years.

Our success in retaining top-quality service providers and a W-9 sales force has allowed the Company to streamline its operational expenses and efficiencies without compromising quality.

THS' vetted team of third-party professionals and advisors are used for many aspects of the Company's operations, including but not limited to: a team of twenty-six (26) manufacturing agents (production side) with twenty (20) years international manufacturing experience, a team of twelve (12) "wipe converting" and "formulations" experts, a graphic design boutique firm, and has a team of up to eighty (80) fulfillment and warehousing operators on-hand, amongst several other highly qualified third-party relationships.

As noted previously, we are looking to add a Marketing Director to assist in the development and execution of our online marketing and advertising initiatives.

Key Financial Highlights:

- Initial Capital Invested to date: $200K founder-contributed and $100K contributed by his immediate family to support roll-out. More funding is sought for marketing and advertising, and new product development.
- Notably low cost yet highly effective operations.
- Up to an additional $100K in purchase order financing available to Company.
- Profitability: Anticipated within 18-24 months of receipt of adequate additional funding.
- Investor and Founder exit via merger and acquisition (M&A).



Thank you!

www.tidymates.com